Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

Barrick Gold Corporation only

	2008(1)	2009(1)(2)	2010(1)	2011(1)(3)	2012(1)(2)(3)(4)	Six months ended June 30, 2013(1)(2)(3)(4)
(in millions of United States dollars, except ratios)	US GAAP	US GAAP	US GAAP	IFRS	IFRS	IFRS
Earnings
Income from continuing operations before income taxes and other items	1,559	(3,630)	4,587	7,010	(466)	(7,123)
Less: (Income) loss attributable to non- controlling interests	(12)	(6)	(47)	(79)	(2)	162
Add: Fixed Charges	243	326	410	555	688	387
Amortization of capitalized interest	9	12	42	17	31	17
(Loss) gain from equity investees(5)	(64)	(87)	(41)	n/a	n/a	n/a
Less: Capitalized interest	(222)	(269)	(289)	(408)	(567)	(151)

	1,513	(3,654)	4,662	7,095	(316)	(6,708)

Fixed Charges
Interest expensed	21	57	121	147	121	236
Capitalized interest	222	269	289	408	567	151

	243	326	410	555	688	387

Ratio of earnings to fixed charges	6.2	(11.2)	11.4	12.8	(0.5)	(17.3)

(1)	The information presented for the periods ending prior to January 1, 2011 is presented or calculated according to U.S. generally accepted accounting principles, and subsequent periods according to International Financial Reporting Standards (“IFRS”).
(2)	Due to our losses for the years ended December 31, 2009 and December 31, 2012, and for the six-month period ended June 30, 2013, the ratio of earnings to fixed charges was negative for these periods. We would have had to generate earnings before taxes (attributable to equity holders of Barrick Gold Corporation) of $344 million and $536 million for the years ended December 31, 2009 and December 31, 2012, respectively, and $134 million for the six- month period ended June 30, 2013, to have achieved earnings to fixed charge ratios of one-to-one.
(3)	The information presented for 2011 has not been adjusted to reflect the impact of the change in accounting for discontinued operations disclosed in the interim unaudited consolidated financial statements of Barrick Gold Corporation for the three- and six-month periods ended June 30, 2013. The information presented for both 2012 and the six-month period ended June 30, 2013 has been adjusted to reflect this change in accounting for discontinued operations.
(4)	Effective January 1, 2013, Barrick Gold Corporation adopted certain new accounting standards as issued by the International Accounting Standards Board. The information presented for 2012 and the six-month period ended June 30, 2013 has been adjusted as if such new accounting standards were adopted on the first day of the applicable period.
(5)	Impact of equity loss already included in “Income from continuing operations before income taxes and other items” from 2011 onwards.